MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Paramount Energy Trust (the "Trust" or "PET")
Suite 3200, 605 – 5th Avenue S.W.
Calgary, Alberta  T2P 3H5

2.	Date of Material Change:

April 1, 2010

3.	News Release:

On April 1, 2010 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

On April 1, 2010, the Trust closed the acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta (the "Acquisition"). PET partially financed the Acquisition with the proceeds of a bought deal subscription receipt financing (the "Offering"), which closed on March 30, 2010, as well as through available credit facilities.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On April 1, 2010, the Trust closed the Acquisition for a cash purchase price of approximately $126 million, prior to closing adjustments.  PET partially financed the Acquisition with the proceeds of the Offering, which closed on March 30, 2010, as well as through available credit facilities.

Production from the acquired assets is approximately 10.1 MMcfe/d of natural gas and liquids production (1,685 BOE/d - 80% natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Western Canadian Sedimentary Basin.  As part of the Acquisition, PET has agreed to farm-in on 37 gross (31 net) of undeveloped Cardium rights in the area of which 22 net sections are believed by PET to be prospective for light oil.  The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor's net interest in four sections followed by a rolling option to earn the additional lands on the same basis.

Under the Offering, PET issued 12,109,500 Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57,520,125.  Holders of Subscription Receipts received one trust unit of PET for each Subscription Receipt held, effective at 5:00 p.m. (Mountain Standard Time) on April 1, 2010.

Forward-looking Information

This material change report contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  These statements relate to future events or our future intentions or performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions.  This forward-looking information includes statements regarding the production from the Acquisition.

Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information.  The material risk factors include, but are not limited to: volatility in market prices for oil and natural gas; incorrect assessment of the value of the acquisition; failure to realize the anticipated benefits of the Acquisition; failure to realize anticipated synergies; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; changes in tax laws; changes in royalty rates; the Trust's ability to implement its business strategy; and general economic conditions in Canada, the U.S. and globally.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.

Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released.  Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements.  For additional risk factors in respect of the Trust and its business, please refer to its Annual Information Form dated March 9, 2010 which is available on SEDAR at www.sedar.com.

Barrels of Oil Equivalent

"BOE" means barrel of oil equivalent on the basis of 1 BOE to 6,000 cubic feet of natural gas.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 1 BOE for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Paramount Energy Operating Corp, attorney-in-fact of the Trust and agent of Computershare Trust Company of Canada, who is knowledgeable of the material change and this report is:

Cameron R. Sebastian: Vice President, Finance and Chief Financial Officer
Telephone: (403) 269-4400
Facsimile:  (403) 269-6336

9.	Date of Report:

April 5, 2010